UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        TESSA COMPLETE HEALTH CARE, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   881611 20 6
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                                 (CUSIP Number)

                            Robert C. Laskowski, Esq.
                            520 SW Yamhill, Suite 600
                           Portland, Oregon 97204-1329
                                  503-241-0780
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 4, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  881611 20 6
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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Health and Fitness of Oregon, Inc.
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)
               (b)
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3.    SEC Use Only
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4.    Source of Funds (See Instructions)  WC
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)
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6.    Citizenship or Place of Organization   Oregon, United States of America
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Number of                  7.       Sole Voting Power          100,000,000
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power        0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power     100,000,000
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person  100,000,000
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
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13.   Percent of Class Represented by Amount in Row (11)  52.0%
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)
               CO

Item 1. Security and Issuer

         This statement relates to the common stock of Tessa Complete Health Care, Inc. The address of the principal executive offices of the Company is 35 Fulford Avenue, Suite 100, Bel Air, MD 21014.

Item 2. Identity and Background

         (a)  Health and Fitness of Oregon, Inc.

         (b)  Oregon corporation

         (c)  888 S.W. Fifth Ave., Suite 650 Portland, OR 97204

         (d) The corporation has not been convicted in any criminal proceeding during the past five years.

         (e) The corporation has not been a party to a civil proceeding of any kind during the past five years.

Item 3. Source and Amount of Funds or Other Consideration

         Working capital of the corporation in the amount of $ 200,000.

Item 4. Purpose of the Transaction

         The purpose of the acquisition is long term investment.

Item 5.  Interests in Securities of the Issuer

         (a) 100,000,000 shares of common stock representing 52% of the issued and outstanding common stock of the issuer.

         (b)  Sole voting power over the common.

         (c)  Not applicable.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None

Item 7. Material to Be Filed as Exhibits

         None

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2002.                 Health and Fitness of Oregon, Inc.

                                        By: /s/ WILLIAM A. LEONARD
                                            ----------------------
                                            William A. Leonard
                                            President